UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 333-216868
CUSIP NUMBER 12545Y102

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period ended: January 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Chee Corp.

Full Name of Registrant

Former Name if Applicable

1206 East Warner Road, Suite 101-I

Address of Principal Executive Office (Street and number):

Gilbert, Arizona 85296

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended January 31, 2021 within the prescribed time period without unreasonable effort or expense. The Registrant underwent a change in control transaction effective September 4, 2020, as a result of which there was a complete change in the officers and directors of the Registrant, as well as a change in the business operations of the Registrant. Accordingly, the Registrant’s business operations prior to September 4, 2020 will be classified as discontinued operations for all periods being presented in the financial statements to be included in the Registrant’s Annual Report on Form 10-K for the fiscal year ended January 31, 2021.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Stephen R. Boatwright, Esq.	602	530-5000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the change in control transaction effective September 4, 2020, new management of the Registrant terminated the Registrant’s prior business operations. Accordingly, the prior business operations will be presented as discontinued operations for all periods being presented in the financial statements to be included in the Registrant’s Annual Report on Form 10-K for the fiscal year ended January 31, 2021.

Chee Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 27, 2021	By:	/s/ Rick Gean
Rick Gean CFO, Secretary, and Treasurer

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